NOTICE OF MEETING
Extraordinary Shareholders’ Meeting
Compañía de Telecomunicaciones de Chile S.A., the “Company”, announces that on September 16, 2008 the Company’s board of directors, at the request of Telefonica Internacional Chile S.A., a holder of more than 10% of the voting shares issued by the Company, in accordance with article 58 No. 3 of the Chilean Securities Market Law 18,046, and within the Tender Offer process carried out by Inversiones Telefónica Internacional Holding Limitada., a subsidiary of Telefónica, S.A. (Spain), in conformity with the notice of the commencement of a tender offer published in the Chilean newspapers El Mercurio and La Tercera, resolved to call an extraordinary shareholders’ meeting for 9:30 AM on October 7, 2008, to be held at the Company’s corporate headquarters located at Avenida Providencia 111, Santiago de Chile.
During the extraordinary shareholders’ meeting, information will be provided regarding, and the shareholders will vote on, the following subjects:
1)	Modifying the Company’s bylaws[1] to eliminate: Article 1 bis (subject to Decree Law 3500); Article 5 bis (maximum permitted shareholding concentration of 45% of the outstanding shares, minimum minority shareholding requirement of 10% of the outstanding shares, minimum number of unrelated shareholders and minimum shareholdings of such shareholders requirement of 15% of the outstanding shares held by 100 or more shareholders, and restrictions pertaining to registration in the shareholders’ registry); Article 17 bis (minimum quorum required for certain actions by the board of directors); Article 24 bis (board faculty limits); Article 28 (selection of account inspectors); Article 32 bis (requirement of approval of investment and financing policy at the ordinary shareholders’ meeting); Article 33 bis (approval of the disposition of any assets essential to the Company’s operations, establishment of guarantees regarding such assets and early modification of the investment and financing policy at the extraordinary shareholders’ meeting); Article 40 bis (limitations on voting rights); Article 45 bis (minimum quorum requirement for modification of certain bylaw articles); Article 47 bis (Pension Funds Administrators’ right of withdrawal); and Article 51 bis (requirement to send certain information to shareholders). All the above relate to Title XII of Decree Law 3500.

2)	Adopting the necessary articles to implement the aforementioned proposed modifications.
In addition, in accordance with articles 44 and 89 of the Chilean Corporations Law, information will be provided regarding the Company’s operations.

[1]	The full text of the Company’s bylaws is available in the “Investor Relations” section of the Company’s website located at www.telefonicachile.cl.